UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 2 to Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(B)

OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

JOS. A. BANK CLOTHIERS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	36-3189198 (IRS Employer Identification No.)

500 Hanover Pike Hampstead, Maryland (Address of principal executive offices)	21074 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: none

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: PREFERRED SHARE PURCHASE RIGHTS, par value $0.01

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 8−A/A is filed by Jos. A. Bank Clothiers, Inc. (the “Company”), to amend and restate Item 1 of the Form 8−A first filed by the Company with the Securities and Exchange Commission on September 21, 2007.

On February 13, 2014, the Company and Continental Stock Transfer & Trust Company (the “Rights Agent”) entered into an amendment (“Amendment No. 2”) to that Rights Agreement, dated as of September 6, 2007 and first amended as of January 3, 2014 (the “Rights Agreement”). Amendment No. 2 provides, among other things, that none of Everest Topco LLC nor any of its associates or affiliates (“Everest”) shall become an Acquiring Person, and that a Shares Acquisition Date shall not be deemed to occur, as a result of the authorization, execution, delivery or performance of the Membership Interest Purchase Agreement, dated as of February 13, 2014 by and among the Company, Everest Topco LLC and Everest Holdings LLC (as it may be amended from time to time, the “Purchase Agreement”) or the consummation of the transactions contemplated by the Purchase Agreement, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and Everest shall not become an Acquiring Person unless and until Everest shall acquire beneficial ownership of additional shares such that it becomes the beneficial owner of the percentage of the Company’s common stock that is greater (by more than one percent of the outstanding shares of the Company’s common stock) than (x) the percentage of the shares of Company common stock outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Purchase Agreement, including the Issuer Tender Offer (as defined therein) (the date of such consummation, the “Everest Closing Date”) or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that such provisions shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the shares of the Company’s common stock then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Everest and FMR LLC and any other person that beneficially owned between 10% and 20% of the shares of the Company’s common stock outstanding on January 3, 2014 to clarify the scope of the definition of “Acquiring Person” as it applies to such persons in the event that the Company purchases shares of the Company’s common stock, whether through an issuer tender offer or otherwise.

Accordingly, Item 1 is hereby restated and amended as follows:

ITEM 1.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On September 5, 2007, the board of directors (the “Board of Directors”) of Jos. A. Bank Clothiers, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Shares”).  The dividend was paid on September 20, 2007 (the “Record Date”) to the stockholders of record on that date.  Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), at a price of $200 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment and amendment.  Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of September 6, 2007, entered into between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), as amended by Amendment No. 1 (as defined below) and Amendment No. 2 (as defined below).

On January 3, 2014 (the “First Amendment Date”), the Rights Agreement was modified, pursuant to Amendment No. 1 to Rights Agreement (“Amendment No. 1”), to: (i) decrease the beneficial ownership threshold from 20% to 10% by which any person or entity (together with all affiliates and associates of such person or entity) becomes an Acquiring Person as contemplated by the Rights Agreement (subject to certain exceptions as set forth therein); (ii) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the common shares of the Company in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increase the Purchase Price to $250; and (iv) allow the Board of Directors to redeem the Rights for any reason at any time prior to the close of business on the Distribution Date (as defined below).

On February 13, 2014, the Rights Agreement was modified, pursuant to Amendment No. 2 to Rights Agreement (“Amendment No. 2”), to provide that none of Everest Topco LLC nor any of its associates or affiliates (“Everest”) shall become an Acquiring Person, and that a Shares Acquisition Date shall not be deemed to occur, as a result of the authorization, execution or delivery or performance of the Membership Interest Purchase Agreement, dated as of February 13, 2014 by and among the Company, Everest Topco LLC and Everest Holdings LLC (as it may be amended from time to time, the “Purchase Agreement”) or the consummation of the transactions contemplated by the Purchase Agreement, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and Everest shall not become an Acquiring Person unless and until Everest shall acquire beneficial ownership of additional Common Shares such that it becomes the beneficial owner of the percentage of the Common Shares that is greater (by more than one percent of the outstanding Common Shares) than (x) the percentage of the Common Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Purchase Agreement, including the Issuer Tender Offer (as defined therein) (the date of such consummation, the “Everest Closing Date”) or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that such provisions shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Common Shares then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Everest and FMR LLC and any other person that beneficially owned between 10% and 20% of the Common Shares outstanding on January 3, 2014 to clarify the scope of the definition of “Acquiring Person” as it applies to such persons in the event that the Company purchases Common Shares, whether through an issuer tender offer or otherwise.

Until the earlier to occur of (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership (as defined in the Rights Agreement, as amended) of 10% or more of the outstanding Common Shares (such person, entity or group, an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person, entity or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with or without a copy of the Summary of Rights to Purchase Preferred Shares, which is included in the Rights Agreement as Exhibit C thereof (the “Summary of Rights”).

Until the Distribution Date, the Rights will be transferable with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any Common Share certificates outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights, substantially in the form included as Exhibit 4.2 to this Amendment No. 2 to registration statement on Form 8-A/A (“Right Certificates”), will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on September 20, 2017 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.  The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as described in the Rights Agreement.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, when, as and if declared by the Board of Directors, but will be entitled to an aggregate dividend of 100 times any dividend declared per Common Share.  In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100.00 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share.  Each Preferred Share will have 100 votes, voting together with the Common Shares.  Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share.  These Rights are protected by customary anti-dilution provisions.  The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

In the event that any person, entity or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the Purchase Price (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).

Generally, under the Rights Agreement, an “Acquiring Person” will not be deemed to include (A) the Company, (B) a subsidiary of the Company, (C) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (D) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company. In addition, except in certain circumstances as set forth in the Rights Agreement, (i) no person will become an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares issued and outstanding, increases the percentage of Common Shares beneficially owned by such person to 10% or more of the Common Shares then outstanding, (ii) no person will become an Acquiring Person as the result of the acquisition of Common Shares directly from the Company; unless, in the case of either subsection (i) and (ii), such person thereafter acquires additional Common Shares without the Company’s prior consent, (iii) no person will become an Acquiring Person if the Board determines in good faith that such person who would otherwise be an Acquiring Person, became an Acquiring Person inadvertently and such person divests enough shares to no longer be an Acquiring Person following written notice from the Company; provided that, such person will be deemed to be an Acquiring Person if he or she subsequently increases the percentage of Common Shares beneficially owned to 10% or more, subject to the exceptions described herein, (iv) FMR LLC and its affiliates and associates (“FMR”) shall not become an Acquiring Person unless and until FMR shall acquire beneficial ownership of additional Common Shares outstanding that is greater (by more than one percent of the Common Shares then outstanding) than the Applicable Percentage (as defined below) of FMR, (v) no person who beneficially owned 9% or more, but no greater than 19.99% of the Common Shares issued and outstanding as of the First Amendment Date shall be deemed an Acquiring Person so long as such person is not (and does not acquire beneficial ownership of additional Common Shares such that it becomes) the beneficial owner of a percentage of Common Shares outstanding that is greater (by more than one percent of the Common Shares then outstanding) than (1) the percentage of Common Shares outstanding as to which such person had beneficial ownership on the First Amendment Date or (2) such lesser percentage as to which such person has beneficial ownership following any transfer of the Company’s securities by such person after the First Amendment Date (the lower of the percentages described in clauses (1) and (2), the “Applicable Percentage”); provided further that subsections (iv) and (v) shall apply to such person only until the first time, following the First Amendment Date, as such person beneficially owns less than 9% of the Common Shares then issued and outstanding; provided, further that no person described in subsections (iv) or (v) shall become an Acquiring Person solely as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares issued and outstanding, increases the proportionate number of Common Shares beneficially owned by such person to greater than such person’s Applicable Percentage of the Common Shares then outstanding; provided, further, that if such person described in subsections (iv) or (v) shall become the beneficial owner of a percentage of the Common Shares then outstanding that is greater than such person’s Applicable Percentage by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the beneficial owner of any additional Common Shares without the prior consent of the Company, then such person shall be deemed to be an Acquiring Person; (vi) no person will become an Acquiring Person who or which otherwise would be an Acquiring Person as of the First Amendment Date solely as a result of giving effect to the amendment in the definition of securities which a person or entity would be deemed to beneficially own in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Common Shares pursuant to Amendment No. 1; provided that such person shall become an Acquiring Person if, following the close of business on the First Amendment Date, such person, together with all affiliates and associates of such Person, acquires beneficial ownership (after giving to the amendment to the definition of securities which a person or entity would be deemed to beneficially own pursuant to Amendment No. 1) of additional Common Shares representing one percent or more of the Common Shares; and (vii) none of Everest Topco LLC nor any of its affiliates or associates (“Everest”) shall become an Acquiring Person, nor shall any provision of the Rights Agreement become effective, in each case by virtue of (i) the authorization, execution or delivery of, or their entry into, the Purchase Agreement, (ii) their acquisition, or their right to acquire, beneficial ownership of Common Shares pursuant to the Purchase Agreement or (iii) the announcement or consummation of the transactions contemplated by the Purchase Agreement in accordance with and pursuant to the terms and conditions thereof, unless and until Everest shall acquire beneficial ownership of additional Common Shares such that it becomes the beneficial owner of a percentage of the Common Shares outstanding (such percentage, the “Everest Applicable Percentage”) that is greater (by more than one percent (1%) of the Common Shares then outstanding) than (x) the percentage of the Common Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Purchase Agreement, including the Issuer Tender Offer (as defined therein) or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that Everest shall not become an Acquiring Person solely as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares issued and outstanding, increases the proportionate number of Shares beneficially owned by Everest to greater than the Everest Applicable Percentage of the Common Shares then outstanding; provided, further, that if Everest shall become the beneficial owner of a percentage of the Common Shares then outstanding that is greater than the Everest Applicable

Percentage by reason of share purchases by the Company and shall, following written notice from the Company, acquire beneficial ownership of any additional Common Shares without the prior consent of the Company (other than, for the avoidance of doubt, as the result of an acquisition of Common Shares by the Company), then Everest shall be deemed to be an Acquiring Person; provided, further, however, that this clause (vii) shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Common Shares then outstanding.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than Rights owned by such Acquiring Person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earlier of the close of business on (i) the Distribution Date or (ii) the Final Expiration Date, the Company may redeem all, but not less than all, of the outstanding Rights at a price of $0.01 per Right (the “Redemption Price”).  The Rights may also be redeemed at certain other times as described in the Rights Agreement.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended to permit such acquisition or redeemed by the Company at the Redemption Price.

The Rights Agreement, Amendment No. 1, Amendment No. 2 and the form of Right Certificate are attached as Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 2.  EXHIBITS.

4.1*	Rights Agreement dated as of September 6, 2007, between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.2**	Amendment No. 1 to Rights Agreement dated as of January 3, 2014, by and between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.3***	Amendment No. 2 to Rights Agreement dated as of February 13, 2014, by and between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.4**	Form of Rights Certificate, as amended.

(*)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2007, and incorporated herein by reference.
(**)	Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2014, and incorporated herein by reference.
(***)	Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2014, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Jos. A. Bank Clothiers, Inc.

Dated: February 14, 2014	By:	/s/ Charles D. Frazer
Charles D. Frazer
Senior Vice President – General Counsel

EXHIBIT INDEX

4.1*	Rights Agreement dated as of September 6, 2007, between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.2**	Amendment No. 1 to Rights Agreement dated as of January 3, 2014, by and between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.3***	Amendment No. 2 to Rights Agreement dated as of February 13, 2014, by and between Jos. A. Bank Clothiers, Inc. and Continental Stock Transfer & Trust Company.
4.4**	Form of Rights Certificate, as amended.

(*)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2007, and incorporated herein by reference.
(**)	Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2014, and incorporated herein by reference.
(***)	Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2014, and incorporated herein by reference.